Free Writing Prospectus (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 June 7, 2011

$ Notes due June 29, 2012 Linked to the Performance of a Corn Futures Contract Global Medium-Term Notes, Series A

General

•                   Senior unsecured obligations of Barclays Bank PLC maturing June 29, 2012†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes are expected to price on or about June 10, 2011†† (the “pricing date”) and are expected to issue on or about June 15, 2011†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:

The official settlement price per bushel of deliverable grade corn on the Chicago Board of Trade (“CBOT”) of the futures contract scheduled to expire in July 2012.  For reference purposes only, the Bloomberg ticker symbol for the reference asset is “C N2<Comdty>”.

Maximum Return:	The actual maximum return on the Notes will be set on the pricing date and will not be less than 14.80%.

Upside Leverage Factor:	1.85

Payment at Maturity:

If the reference asset return is greater than 2%, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount Note equal to the reference asset return multiplied by the upside leverage factor, subject to the maximum return on the Notes.  Accordingly, if the reference asset return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x Reference Asset Return x Upside Leverage Factor]

You will not receive any return on your investment unless the final price increases from the initial price more than 2%.

If the reference asset return is equal to or less than 2% and greater than or equal to -25%, you will receive the principal amount of your Notes at maturity.

If the final price of Corn declines from the initial price of Corn by more than 25%, you will lose 1% of the principal amount of your Notes for every 1% that the final price declines from the initial price.  Accordingly, if the reference asset return is less than -25%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

You will lose some or all of your investment at maturity if the final price declines from the initial price by more than 25%.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	US cents [•]/ bushel, which is the settlement price of Corn on the pricing date.

Final Price:	The settlement price of Corn on the final valuation date.

Final Valuation Date:	June 22, 2012†

Maturity Date:	June 29, 2012†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KLY5 and US06738KLY54

†                    Subject to postponement in the event of a market disruption event as described under “Reference Assets— Commodities —Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.  If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day.  If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

††                 Expected.  In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete.   Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

1                    The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of   %, is    %.  The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Medium-Term Notes, Series A, of which these Notes are a part.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257.  As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns and examples set forth below assume an initial price of US cents 710.75/bushel and a maximum return on the Notes of 14.80%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price (US cents/bushel)[1]	Reference Asset Return	Payment at Maturity	Total Return on Notes
1421.50	100.00%	$1,148.00	14.80%
1350.43	90.00%	$1,148.00	14.80%
1279.35	80.00%	$1,148.00	14.80%
1208.28	70.00%	$1,148.00	14.80%
1137.20	60.00%	$1,148.00	14.80%
1066.13	50.00%	$1,148.00	14.80%
995.05	40.00%	$1,148.00	14.80%
923.98	30.00%	$1,148.00	14.80%
852.90	20.00%	$1,148.00	14.80%
817.36	15.00%	$1,148.00	14.80%
781.83	10.00%	$1,148.00	14.80%
767.61	8.00%	$1,148.00	14.80%
746.29	5.00%	$1,092.50	9.25%
728.52	2.50%	$1,046.25	4.63%
724.97	2.00%	$1,000.00	0.00%
710.75	0.00%	$1,000.00	0.00%
675.21	-5.00%	$1,000.00	0.00%
639.68	-10.00%	$1,000.00	0.00%
568.60	-20.00%	$1,000.00	0.00%
533.06	-25.00%	$1,000.00	0.00%
497.53	-30.00%	$700.00	-30.00%
426.45	-40.00%	$600.00	-40.00%
355.38	-50.00%	$500.00	-50.00%
284.30	-60.00%	$400.00	-60.00%
213.23	-70.00%	$300.00	-70.00%
142.15	-80.00%	$200.00	-80.00%
71.08	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

1                    The final price will be the settlement price on the final valuation date as described under “Reference Asset” in this free writing prospectus.

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from an initial price of US cents 710.75/bushel to a final price of US cents 746.29/bushel, resulting in a reference asset return of 5.00%.

Because the reference asset return is greater than 2% and the reference asset return multiplied by the upside leverage factor of 1.85 does not exceed the maximum return of 14.80%, the investor receives a payment at maturity of $1,092.50 per $1,000.00 principal amount Note, calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return x 1.85)]

$1,000 + [$1,000 x (5.00% x 1.85)] = $1,092.50

The total return on the investment of the Notes is 9.25%.

Example 2: The price of the reference asset increases from an initial price of US cents 710.75/bushel to a final price of US cents 852.90/bushel, resulting in a reference asset return of 20.00%.

Because the reference asset return is greater than 2% but the reference asset return multiplied by the upside leverage factor of 1.85 exceeds the maximum return of 14.80%, the investor will receive a payment at maturity of $1,148.00 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on the investment of the Notes is 14.80% and subject to the maximum return.

Example 3: The price of the reference asset increases from the initial price of US cents 710.75/bushel to a final price of US cents 724.97/bushel, resulting in a reference asset return of 2.00%.

Because the reference asset return is equal to or less than 2% and greater than or equal to -25%, the investor receives the principal amount of the Notes at maturity.

The total return of the investment of the Notes is 0.00%.

Example 4: The price of the reference asset decreases from the initial price of US cents 710.75/bushel to a final price of US cents 675.21/bushel, resulting in a reference asset return of -5.00%.

Because the reference asset return is equal to or less than 2% and greater than or equal to -25%, the investor receives the principal amount of the Notes at maturity.

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The total return of the investment of the Notes is 0.00%.

Example 5: The price of the reference asset decreases from the initial price of US cents 710.75/bushel to a final price of US cents 426.45/bushel, resulting in a reference asset return of -40.00%.

Because the final price of Corn declines from the initial price of Corn by more than 25%, the investor receives a payment at maturity of $600.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

$1,000 + [$1,000 x -40.00%] = $600.00

The total return on the investment of the Notes is -40.00%.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The payment at maturity, the final valuation date, the maturity date, and the settlement price of the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•                  Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a reference asset return that is greater than 2% by the upside leverage factor, up to the maximum return on the Notes of 14.80%, or $1,148.00 for every $1,000 principal amount Note.  The actual maximum return and maximum payment on the Notes will be set on the pricing date and will not be less than 14.80% and $1,148.00, respectively.

•                  Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final price of Corn, as compared to the initial price of Corn, of up to 25%.  If the final price declines from the initial price by more than 25%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the final price declines from the initial price.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

•                  Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the reference asset.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Internal Revenue Service could assert that you should be treated as if you owned the reference asset.  Under such a characterization, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes.  If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes.  You would also be

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required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value).

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Recently Enacted Legislation.  Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset or any futures contracts relating to the reference asset.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss— The Notes do not guarantee any return of principal.  The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference asset return is positive or negative.  If the reference asset return is not greater than 2%, you will not have a positive return on your Notes.  If the final price of Corn declines from the initial price of Corn by more than 25%, your investment will be fully exposed to any decline in the reference asset from the initial price, and you may lose up to 100% of your initial investment.

•                  Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final price of the reference asset is greater than the initial price by at least 2%, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the reference asset, which may be significant.  We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 14.80%.

•                  No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of

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Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Conflicts— We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  The Payment at Maturity on Your Notes is Not Based on the Price of Corn at Any Time Other than the Final Valuation Date —The reference asset return will be based solely on the settlement price of Corn on the final valuation date relative to the initial price (subject to adjustments as described in the prospectus supplement). Therefore, if the price of Corn drops precipitously on the final valuation date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of Corn at a time prior to such drop. Although the price of Corn on the maturity date or at other times during the life of your Notes may be higher than the settlement price of Corn on the final valuation date, you will not benefit from the price of Corn at any time other than on the final valuation date.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”.  Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices.  These circumstances could adversely affect the price of the reference asset, therefore, the value of the Notes.

•                  The Notes May Be Subject to Certain Risks Specific to Agricultural Commodities — Corn is an agricultural commodity and a grain.  Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be affected by a number of additional factors specific to agricultural commodities and grains, and in particular corn, that might cause price volatility.  These may include, among others:

♦       weather conditions, including floods, drought and freezing conditions;

♦       changes in government policies;

♦       changes in global demand for food;

♦       changes in ethanol demand;

♦       planting decisions; and

♦       changes in demand for agricultural products or grains, and in particular corn, both with end users and as inputs into various industries.

These factors interrelate in complex ways, and the effect of one factor on the price of the reference asset, and the market value of the Notes linked to the reference asset, may offset or enhance the effect of another factor.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the settlement price of the reference asset on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦       the expected volatility of the price of corn, and of the prices of exchange-traded futures contracts for the purchase or delivery of corn;

♦       the time to maturity of the Notes;

♦       interest and yield rates in the market generally;

♦       a variety of economic, financial, political, regulatory or judicial events;

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♦       global supply and demand for corn, and supply and demand for exchange-traded futures contracts for the purchase or delivery of corn;

♦       supply and demand for the Notes; and

♦       our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  Owning the Notes is not the Same as Owning Corn, Futures Contracts for Corn or Certain Other Commodity Related Contracts Directly — The return on your Notes will not reflect the return you would realize if you had actually purchased corn directly, or any exchange-traded or over-the-counter instruments based on corn.  You will not have any rights that holders of such assets or instruments have.

•                  The Notes Offer Exposure to Futures Contracts and Not Direct Exposure to Physical Commodities — The Notes will reflect a return based on the performance of the CBOT-traded corn futures contract expiring in July 2012 and do not provide exposure to corn spot prices or any futures contract other than the CBOT-traded corn futures contract expiring in July 2012.  The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity.  A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity.  The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa).  Accordingly, the Notes may underperform a similar investment that reflects the return on the physical commodity.

•                  Changes in Supply and Demand in the Market for Corn Futures Contracts May Adversely Affect the Value of the Notes — The performance of corn futures contracts for purposes of determining the value of your Notes will be calculated by reference to the settlement price for the corn futures contract expiring in July 2012 as traded on the CBOT.   Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the specific commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally.  Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time.  For example, a corn futures contract scheduled to expire in the first nearby month may experience more severe pricing pressure or greater price volatility than the corresponding corn futures contract scheduled to expire in the second nearby month, or vice-versa.  Accordingly, the settlement price of the reference asset may be determined by reference to the futures contract expiring in a less favorable month for pricing purposes.  As a result, the value of the Notes may be less than would otherwise be the case if the settlement price of the reference asset had been determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

•                  Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Notes, and the payment you will receive on the Notes, if any.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009.  Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some case, and prices have experienced unprecedented volatility since that time.  In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels.  There is no assurance that prices will again reach their historically high levels or that volatility will subside.  It is possible that lower prices, or increased volatility, will adversely affect the performance of reference asset and, as a result, the market value of the Notes.

•                  Changes in Law or Regulation Relating to Commodity Futures Contracts May Adversely Affect the Market Value of the Notes and the Amounts Payable on Your Notes — Commodity futures contracts such as the reference asset are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the United States Congress recently enacted legislation that is, among other things, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires the Commodity Futures Trading Commission (the “CFTC”) to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted.

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Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “significant price discovery contracts” or “economically equivalent to exchange-traded futures”. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, which have been proposed but not yet adopted, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts, including the reference asset, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily settlement price from June 8, 2009 through June 3, 2011.  The settlement price of the reference asset on June 3, 2011 was US cents 710.75/bushel.

We obtained the information below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the reference asset on any day during the term of the Notes, including the final valuation date.  We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income

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Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the 5th business day following the expected pricing date (this settlement cycle being referred to as “T+5”).  See “Plan of Distribution” in the prospectus supplement.

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